-------------------------------------------------------------------------------
SEC 1344
(7-2000)            Persons who potentially are to respond to the collection of
Previous versions   information contained in this form are not required to
obsolete            respond unless the form displays a currently valid OMB
                    control number.


=============================
        OMB APPROVAL
=============================
OMB Number: 3235-0058
=============================
Expires: January 31, 2002
=============================
Estimated average burden
hours per response. . .2.50
=============================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25


=============================
0-29741
=============================
125178
=============================

                           NOTIFICATION OF LATE FILING

(Check One): XForm* 10-K Form 20-F Form 11-K Form 10-Q
Form N-SAR   *for Form 10-KSB
           For Period Ended: _September 30. 2001_____________________

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

              For the Transition Period Ended: ___________________
===============================================================================
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
===============================================================================
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
===============================================================================
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
___CE Software, Inc.____________________________________________________________
Full Name of Registrant
____N/A________________________________________________________________________
Former Name if Applicable
____1801 Industrial Circle______________________________________________________
Address of Principal Executive Office (Street and Number)
_____West Des Moines, IA 50265_________________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subjectannual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on
[X] or before the fifteenth X calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant's independent accountant has not completed the procedures necessary to furnish the required independent auditor's report on the financial statements of the Registrant, due in part to the fact that the Registrant has spent and continues to spend time toward obtaining additional financing and has not had sufficient time to prepare the necessary information for the auditors to review for this report. Thus, the Registrant requires additional time to complete and file its 10-KSB for the fiscal year ended September 30, 2001. For the reasons set forth above, the Registrant cannot timely file its Annual Report on Form 10-KSB without unreasonable effort or expense. The Registrant is in the process of completing these financial statements and management believes that they will be completed after December 29, 2001 but on or before January 13, 2002.

                         (Attach Extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 ______John S. Kirk_______       ________(515)__________    ______221-1801______
           (Name)                      (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes No


________________________________________________________________________________
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[_] Yes [X] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        _______CE Software, Inc._________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date___December 28, 2001___ By__________/s/ John S. Kirk___________

                                            John S. Kirk, President

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
================================================================================
International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
================================================================================